UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 25, 2020

AMCI ACQUISITION CORP.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-38742	83-0982969
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1501 Ligonier Street, Suite 370 Latrobe, PA 15650
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (724) 672-4319

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	AMCI	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock	AMCIW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Common Stock and one Warrant	AMCIU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On November 20, 2020, AMCI Acquisition Corp. (the “Company”) issued a promissory note (the “Note”) in the principal amount of up to $1,000,000 to AMCI Sponsor LLC (the “Sponsor”). The Note was issued in connection with additional advances the Sponsor has made, and may make in the future, to the Company in connection with the proposed business combination between the Company and Advent Technologies, Inc. (“Advent”). The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) February 22, 2021. At the election of the Sponsor, all or a portion of the unpaid principal amount of the Note may be converted into warrants of the Company, each warrant exercisable for one share of Class A common stock of the Company upon the consummation of an initial business combination (the “Conversion Warrants”), equal to: (x) the portion of the principal amount of the Note being converted, divided by (y) $1.00, rounded up to the nearest whole number of warrants. The Conversion Warrants are identical to the warrants issued by the Company to the Sponsor in a private placement upon consummation of the Company’s initial public offering. The Conversion Warrants and their underlying securities are entitled to the registration rights set forth in the Note.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing description is qualified in its entirety by reference to the Note, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off‐balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction between the Company and Advent, the Company has filed a registration statement on Form S-4, (SEC File No. 333-250946) which also includes a preliminary proxy statement, with the Securities and Exchange Commission (“SEC), and will mail a definitive proxy statement and other relevant documents to its stockholders. Investors and security holders of the Company are advised to read the preliminary proxy statement, and amendments thereto, and, when available, the definitive proxy statement in connection with the Company's solicitation of proxies for its special meeting of stockholders to be held to approve the transaction and related matters, because the proxy statement will contain important information about the transaction and the parties to the transaction. The definitive proxy statement will be mailed to stockholders of the Company as of a record date to be established for voting on the transaction. Stockholders will also be able to obtain copies of the definitive proxy statement, without charge, once available, at the SEC's website at www.sec.gov  or by directing a request to: AMCI Acquisition Corp., 1501 Ligonier Street, Suite 370, Latrobe, PA 15650.

Participants in Solicitation

The Company and Advent and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company's stockholders in connection with the proposed transaction is set forth in the registration statement on Form S-4 that includes the preliminary proxy statement for the proposed transaction. Information concerning the interests of the Company's and Advent’s participants in the solicitation, which may, in some cases, be different than those of the Company's and Advent’s stockholders generally, is set forth in the registration statement on Form S-4 that includes the proxy statement relating to the transaction.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
10.1	Promissory Note of the Company, dated November 20, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 25, 2020

AMCI ACQUISITION CORP.

By:	/s/ William Hunter
Name: William Hunter
Title: Chief Executive Officer